REG TECHNOLOGIES INC.

240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

June 22, 2011

United States Securities

and Exchange Commission

Attention:

Jonathan Wiggins

Dear Sirs:

Re:

Reg Technologies Inc. (the “Company”)

Form 20-F for the Year Ended April 30, 2010

File Number 000-24342

We are writing in response to your letter dated May 19, 2011.

Form 20-F for the Fiscal Year Ended April 30, 2010

Notes to Consolidated Financial Statements, page 5

Note 4.  Common Stock, page 15

1.

We note your response to comment 1 in our letter dated April 7, 2011. Please reconcile for us your statement that the options vest according to the vesting schedule in your response with your statement that no specific service period is required for the options to vest and tell us how you determined that the exercise of vested options qualifies as a performance condition. In this regard, we note that per ASC 718-10-20, a share-based payment award becomes vested at the date that the employee's right to receive or retain shares, other instruments, or cash under the award is no longer contingent on satisfaction of either a service condition or a performance condition, and that a performance condition relates to both an employee's rendering service for a specified (either explicitly or implicitly) period of time and achieving a specified performance target that is defined solely by reference to the employer's own operations (or activities). In your response, please clarify whether the remaining options are exercisable if the recipient terminates employment prior to exercising the first 25% of the options.

As requested, we clarify that if a recipient terminates employment prior to exercising the first 25% of the options, then the first 25% of the options are exercisable with 90 days of the termination, while the remaining 75% of the options are no longer exercisable. All options expire 90 days after termination or resignation.

As requested, reconciliation of our last response is as follows:

In our last response, by “service period” we referred to the period during which the employees and or consultants provide their regular employment or consulting work for the Company, which does not include the action of exercising options. Although there is no specific “work” period required for the options to vest, there is the condition that 25% of the options must be exercised for the next 25% of the options to vest.  The service condition and performance condition include both “work” and the action of exercising options.

Per ASC 718-10-20, a share-based payment award becomes vested at the date that the employee's right to receive or retain shares, other instruments, or cash under the award is no longer contingent on satisfaction of either a service condition or a performance condition. Upon grant, the employees and consultants do not have the right to exercise 75% of the options. The employees’ and consultants’ right to receive or retain 75% of the shares under the award is contingent on the action of exercising the options, therefore the later tranches of options are not vested until 90 days after the exercise of the earlier tranches.

Therefore, the overall option vesting schedule is as follows:

i.

25% of the options vest upon grant;

ii.

The second 25% of the options vest after 90 days from the exercise date of the first 25% of the options;

iii.

The third 25% of the options vest after 90 days from the exercise date of the second 25% of the options;

iv.

The forth and final 25% of the options vest after 90 days from the exercise date of the third 25% of the options;

v.

The options expire 60 months from the date of grant.

The Company hereby acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

REG TECHNOLOGIES INC.

/s/ John G. Robertson

John G. Robertson,

President and CEO